

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 26, 2021

Gregg Coccari
Chief Executive Officer
Udemy, Inc.
600 Harrison Street, 3rd Floor
San Francisco, California 94107

> **Re: Udemy, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 20, 2021**
> **File No. 333-260042**

Dear Mr. Coccari:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Form S-1

Recent operating results (preliminary and unaudited), page 8

1. Please revise this section to include preliminary estimates for costs, expenses or similar line items, as well as accompanying narrative disclosure about trends in your costs, expenses or similar lines items, in order to balance and place in context your current disclosure. To the extent any preliminary estimates presented differ from historical trends, provide an analysis of the change in trends.

   You may contact Aamira Chaudhry at 202-551-3389 or Joel Parker at 202-551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Stacey Peikin at 202-551-6223 or Lilyanna Peyser at 202-551-3222 with any other questions.

               Sincerely,

               Division of Corporation Finance
               Office of Trade & Services

cc: Tony Jeffries